Morrison Warren Partner	Chapman and Cutler LLP 320 South Canal Street, 27th Floor Chicago, Illinois 60606 T (312) 845-3484 warren@chapman.com

January 16, 2025

VIA EDGAR CORRESPONDENCE

Eileen Smiley
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Roundhill ETF Trust File Nos. 333-273052; 811-23887

Dear Ms. Smiley:

This letter responds to your comments regarding the registration statement filed on Form N-1A for the Roundhill ETF Trust (the “Registrant” or the “Trust”) with the staff of the Securities and Exchange Commission (the “Staff”) on September 20, 2024 (the “Registration Statement”). The Registration Statement relates to the Roundhill Weekly T-Bill ETF (the “Fund”), a series of the Trust. Capitalized terms used herein, but not otherwise defined, have the meanings ascribed to them in the Registration Statement.

Comment 1 – General

The Staff reminds the Registrant and its management that they are responsible for the accuracy and adequacy of the disclosures, notwithstanding any review, comments, action or absence of action by the Staff. Where a comment is made in one location, it is applicable to all similar disclosures appearing elsewhere in the Registration Statement. Please ensure that corresponding changes are made to all similar disclosure.

Please provide responses to all of the Staff’s comments on EDGAR at least five business days before the effective date of the Registration Statement.

Response to Comment 1

The Registrant confirms that corresponding changes made in response to the Staff’s comments have been made to any similar disclosure throughout the Registration Statement and that it will provide the Staff with a response letter in the form of correspondence at least five business days before effectiveness.

Comment 2 – Principal Investment Strategies

Please supplementally explain to the Staff whether the Fund’s 80% policy will be to invest in T-Bills with the remaining maturity being between 0 and 3 months.

Response to Comment 2

The Registrant confirms that the Fund’s 80% investment policy applies to T-Bills with remaining maturities of 0 and 3 months.

Comment 3 – Principal Investment Strategies

Please supplementally disclose to the Staff and, if appropriate, disclose whether the Fund will invest in other instruments beyond T-Bills in connection with the 20% of its portfolio not covered by the articulated 80% investment policy.

Response to Comment 3

The Fund currently intends to invest substantially all of its assets in T-Bills.

Comment 4 – Principal Investment Strategies

The Staff notes the following disclosure set forth in the section entitled “Principal Investment Strategies”:

The Fund will choose which T-Bills to sell based upon its goal of keeping the weighted average maturity and yield-to-maturity of its portfolio of T-Bills comparable with the weighted average maturity and yield-to-maturity of the overall market for T-Bills with a maturity of between 0 and 3 months.

Please supplementally explain to the Staff how the Fund intends to determine the average maturity and yield-to-maturity of the overall market for T-Bills.

Response to Comment 4

The Registrant has removed the disclosure referenced by the Staff. The Fund no longer seeks to maintain a specific weighted average maturity or yield-to-maturity. Instead, the Adviser will actively manage the Fund’s portfolio of T-Bills based upon prevailing market conditions.

Comment 5 – Principal Investment Strategies

The Staff notes the final sentence of the following disclosure set forth in the section entitled “Principal Investment Strategies”:

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The Fund is classified as “non-diversified” under the Investment Company Act of 1940 (the “1940 Act”).

Given that the Fund invests in T-Bills and such are not counted for purposes of the Fund’s diversification test, please supplementally explain to the Staff, and include disclosure where appropriate, of the other investments in the 20% bucket that might classify the Fund as non-diversified.

Response to Comment 5

It is anticipated that the Fund will be operated in such a manner that it will be “diversified” under the 1940 Act. However, the Registrant always elects that new funds self-classify as “non-diversified” upon their launch. This allows the Fund to maintain optionality with regard to how it is operated. If, as is anticipated, the Fund is operated in a diversified manner for three consecutive years, its status will automatically convert from “non-diversified” to “diversified.”

Comment 6 – Principal Investment Strategies

Please confirm to the Staff that the Fund does not seek exposure to T-Bills through the use of derivatives or investments in other investment companies.

Response to Comment 6

The Fund confirms that it does not seek exposure to T-Bills through the use of derivatives or investments in other investment companies.

Comment 7 – Principal Risks

The Staff notes that the principal risks appear in alphabetical order. Please order the risks to prioritize the risks that are most likely to adversely affect the Fund’s net asset value, yield and total return.

Response to Comment 7

The Fund respectfully declines to revise the disclosure as requested by the Staff. Ultimately, the Fund has reached the same conclusion as many other industry participants and declines to make the requested revisions as it believes the disclosure is compliant with the requirements of Form N-1A. The Fund continues to evaluate its approach to the ordering of risk factors in light of recent Commission guidance.

Comment 8 – Principal Risks

The Staff notes “Active Market Risk” set forth the section entitled “Principal Risks.” Please consolidate this risk factor with the Structural ETF Risks disclosure or tailor this risk to other active market risks that are not already disclosed therein.

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Response to Comment 8

Pursuant to the Staff’s comment, the referenced disclosure has been consolidated under “Structural ETF Risks.”

Comment 9 – Principal Risks

The Staff notes “Interest Rate Risk” set forth in the section entitled “Principal Risks.” Given the recent rate cut by the Federal Reserve and speculation for future rate cuts, please consider adding risk disclosure regarding the impact to the Fund of a decreasing interest rate environment, as well as any impact such would have on the Fund’s principal investment strategy.

Response to Comment 9

Pursuant to the Staff’s comment, “Interest Rate Risk” has been revised as set forth below.

INTEREST RATE RISK. Interest rate risk is the risk that the value of the debt securities in the Fund’s portfolio will decline because of rising market interest rates. Interest rate risk is generally lower for shorter term debt securities and higher for longer-term debt securities. The U.S. Federal Reserve’s recent cycle of decreasing interest rates has led to rising bond prices, benefitting fixed-income investments in the short term. However, this environment also increases reinvestment risk as maturing bonds and coupon payments are likely to yield lower returns. Duration is a reasonably accurate measure of a debt security’s price sensitivity to changes in interest rates and a common measure of interest rate risk. Duration measures a debt security’s expected life on a present value basis, taking into account the debt security’s yield, interest payments and final maturity. In general, duration represents the expected percentage change in the value of a security for an immediate 1% change in interest rates. For example, the price of a debt security with a three-year duration would be expected to drop by approximately 3% in response to a 1% increase in interest rates. Therefore, prices of debt securities with shorter durations tend to be less sensitive to interest rate changes than debt securities with longer durations. As the value of a debt security changes over time, so will its duration.

Comment 10 – Principal Risks

The Staff notes “Structural ETF Risks—Cash Transactions Risk” set forth in the section entitled “Principal Risks.” Please explain if this is a principal risk and, if the Fund intends to effect a substantial portion of creations and redemptions for cash rather than in-kind securities, please consider highlighting that fact in the principal strategies discussion or move this item into the Item 9 discussion.

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Response to Comment 10

The Fund intends to conduct creations and redemptions primarily for cash. While the Registrant does not view the use of cash creations and redemptions to be a particularly material risk, it is the understanding of the Registrant that it is a long-standing Staff position that the use of cash creations and redemptions does constitute a principal risk and such risk disclosure ought to be included in Item 4.

In accordance with the Staff’s comment, disclosure has been added in Item 9 regarding the Fund’s intent to effectuate creations and redemptions in cash.

Comment 11 – Performance

Please identify the broad-based index the Fund intends to use.

Response to Comment 11

The Fund intends to use the Solactive Global Developed Government Bond TR USD Index as its broad-based index.

Comment 12 – Additional Information About the Fund’s Principal Investment Strategies

Please summarize the disclosures set forth in the Item 4 discussion and/or expand the disclosures set forth in the Item 9 discussion so that they are not the same length.

Response to Comment 12

Pursuant to the Staff’s comment, the Registrant will consider ways by which it can expand the Item 9 strategy disclosure.

Comment 13 – Additional Risks of Investing in the Fund

Please consider adding more detailed risk disclosure for the statutory risks. Please also consider adding “Borrowing Risk” the statutory risks section.

Response to Comment 13

The Registrant has intentionally included detailed risk disclosures in Item 4, as the summary prospectus is the document most likely to viewed by investors. However, moving forward, the Registrant will consider ways by which it can expand Item 9 risk disclosure.

Comment 14 – Statement of Additional Information

The Staff notes the management fees table in the second paragraph of the section entitled “Investment Adviser and Other Service Providers—Investment Sub-Advisor.” Please confirm that this table will include sub-advisory fees.

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Response to Comment 14

The Registrant confirms that on a yearly basis the Statement of Additional Information will contain a table specifying the amount of sub-advisory fees paid by the Adviser to the Sub-Adviser over the prior fiscal year.

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Please call me at (312) 845-3484 if you have any questions or issues you would like to discuss regarding these matters.

Sincerely yours,

Chapman and Cutler LLP

By:	/s/ Morrison C. Warren
Morrison C. Warren

cc:	Richard Coyle, Esq., Chapman and Cutler LLP
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